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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                                                 Commission File Number 1-14360

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
[ ] Form N-SAR
     For Period Ended:  FOR THE YEAR ENDED DECEMBER 31, 1997
[ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
     For the Transition Period Ended:__________________________________________
     Read attached instruction sheet before preparing form. Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________

_______________________________________________________________________________

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant  LUMEN TECHNOLOGIES, INC.
_______________________________________________________________________________
                                BEC GROUP, INC.
Former name if applicable
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Address of principal executive office (Street and number)
555 THEODORE FREMD AVENUE
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City, state and zip code RYE, NEW YORK 10580
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                                    PART II
                            RULE 12b-25 (b) AND (b)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report
[x] on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.) SEE EXHIBIT A TO
PART III ATTACHED HERETO.


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                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Desiree DeStefano                                     (914) 967-9400
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     (Name)                           (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                      [x] Yes   [ ] No
     (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [ ] Yes   [x] No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LUMEN TECHNOLOGIES, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  March 26, 1998                      By  /s/ Desiree DeStefano
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           Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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                             EXHIBIT A TO PART III

     The Form 10-K for the year ended December 31, 1997 of Lumen Technologies, Inc. (the "Company"), could not be filed within the prescribed time without unreasonable effort and expense primarily due to the combination of the following circumstances:

          (i) On March 12, 1998, pursuant to the terms of an Agreement and Plan of Merger, dated as of October 30, 1997, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of January 6, 1998 (the "Merger Agreement"), by and among BEC Group, Inc. (now known as Lumen Technologies, Inc.) (the "Company"), BILC Acquisition Corp. ("Sub") and ILC Technology, Inc. ("ILC"), ILC was merged (the "Merger") with and into Sub. The recent consummation of the Merger, did not allow the Company sufficient time to make the required adjustments to its December 31, 1997 year-ended financial statements.

         (ii) On March 11, 1998 immediately prior to the Merger, the Company
(i) transferred to its subsidiary, Bolle Inc. ("Bolle"), all of its assets and liabilities other than those specifically relating to the conduct of the Company's specialty lighting, electronic, and electroformed products businesses and certain additional assets and liabilities retained by the Company and (ii) distributed, pro rata, to its stockholders all of its equity interest in Bolle (collectively, the "Spinoff"). The recent consummation of the Spinoff, did not allow the Company sufficient time to make the required adjustments to its December 31, 1997 year-ended financial statements.

        (iii) On July 10, 1997, the Company acquired all of the issued and outstanding share capital of Holding B.F., a corporation governed by the laws of France ("Bolle France") together with certain interests in its subsidiaries and affiliates, pursuant to terms of the Amended and Restated Share Purchase Agreement (the "Share Purchase"), dated July 9, 1997. As a result of the acquisition of Bolle France, the Company requires additional time to fully integrate and consolidate the accounting information of Bolle France with that of the Company.